Exhibit 99.(IV)


                  BANCO LATINOAMERICANO DE EXPORTACIONES, S. A.
                                      PROXY
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                  Annual Meeting of Stockholders April 30, 2003

      The undersigned, revoking all previous proxies, hereby appoints Rubens Amaral, Ernesto A. Bruggia and Mario Coro, or any one of them, as proxy holder in place of such person, in each case with full power of substitution and all of the powers which the undersigned would possess if present in person, to vote all shares of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Bank to be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Street, Panama City, Republic of Panama, on April 30, 2003 at 10:00 a.m. (Panamanian time), and at any adjournments thereof.

      Unless otherwise specified in the squares provided, the undersigned's vote will be cast FOR Proposals (1), (2) and (3) and in the proxy holders' discretion with respect to any other matter which may properly come before the Annual Meeting of Stockholders.

      When this proxy is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Bank's audited financial statements for the fiscal year ended December 31, 2002; FOR the appointment of KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2003; FOR (i) the election of the nominee Will C. Wood as a director to represent the holders of the class E shares, and (ii) the election of the nominees Gonzalo Menendez Duque and Jose Castaneda as directors to represent the holders of all classes of shares of the Bank's common stock; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting of Stockholders.

           (Continued and to be dated and signed on the reverse side.)

                To change your address, please mark this box. |_|

                                  Banco Latinoamericano de Exportaciones, S. A.
                                  P. O. Box 11359
                                  New York, N.Y. 10203-0359
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PLEASE SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

                                                        |X|
                                             Votes must be indicated
                                             (x) in Black or Blue ink.

1. Approval of the Bank's audited financial statements for the fiscal year ended December 31, 2002.

      |_| FOR           |_| AGAINST                     |_| ABSTAIN

2. Appointment of KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2003.

      |_| FOR           |_| AGAINST                     |_| ABSTAIN

3.    ELECTION OF DIRECTORS

      Election of one Class E Director:
      |_| FOR the nominee, Will C. Wood       |_| WITHHOLD AUTHORITY to vote
                                              for Will C. Wood

      Election of two Directors to represent the holders of all classes of Shares of the Bank's Common Stock:

      |_| FOR the nominee, Gonzalo            |_|  WITHHOLD AUTHORITY to vote
      Menendez Duque.                         for Gonzalo Menendez Duque

      |_| FOR the nominee, Jose Castaneda     |_|  WITHHOLD AUTHORITY to vote
                                              for Jose Castaneda.

4. In the proxy holders' discretion, with respect to any other business which may properly come before the Annual Meeting of Stockholders or any adjournments thereof.

      When this proxy card is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Bank's audited financial statements for the fiscal year ended December 31, 2002; FOR the appointment of KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2003;

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FOR (i) the election of the nominee Will C. Wood as a director to represent the holders of the class E shares, and (ii) the election of the nominees Gonzalo Menendez Duque and Jose Castaneda as directors to represent the holders of all classes of shares of the Bank's common stock; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting of Stockholders.


Date          Share Owner sign here             Co-Owner sign here
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